UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 10-KSB*

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

       For the fiscal year ended December 31, 1998

                            or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

       For the transition period from ___________________ to __________________

                         Commission file number: 0-25339

                              U. S. LABORATORIES INC.
         (Name of Small Business Issuer as specified in its charter)

               Delaware                                33-0586167
      (State or other jurisdiction                  (I.R.S. Employer
    of incorporation or organization)             Identification No.)
          7895 Convoy, Suite 18
                    San Diego,                           92111
          California                                   (Zip code)
(Address of principal executive offices)

Registrant's telephone number, including area code:  (619) 715-5800

Securities registered pursuant to Section 12(b) of the Act:  None

Securities registered pursuant to Section 12(g) of the Act:

                                 Title of Class
                          Common Stock, $.01 par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes No X

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. |_|

State issuer's revenues for its most recent fiscal year. $11,879,948

State the aggregate market value of the voting and non-voting common equity held by nonaffiliates computed by reference to the price at which the common equity was sold, or the average bid and asked price of such common equity, as of a specified date within the past 60 days. (See definition of affiliate in Rule 12b-2 of the Exchange Act.). $3,791,524

Number of shares of the registrant's common stock outstanding at May 10, 1999: 3,200,000 shares.

                       DOCUMENTS INCORPORATED BY REFERENCE

                                      None

*The Annual Report on Form 10-KSB is being filed pursuant to Rule 15d-2 under the Securities Exchange Act of 1934 and contains only certified financial statements as required by Rule 15d-2.

                                Explanatory Page

       On February 23, 1999, U.S. Laboratories Inc. completed its initial public offering of 1,000,000 units, each unit consisting of one share of common stock, par value $.01 per share, and a warrant to purchase one share of common stock. We sold the units for $6.00 per unit.

       A detailed description of the offering is included in the registration statement (SEC No. 333-66173) filed with the Securities and Exchange Commission.

       Rule 15d-2 under the Securities Exchange Act of 1934, as amended, provides generally that if a company files a registration statement under the Securities Act of 1933, as amended, which does not contain certified financial statements for the company's last full fiscal year (or for the life of the company if less than a full fiscal year), then the company must, within 90 days after the effective date of the registration statement, file a special report furnishing certified financial statements for the last full fiscal year or other period as the case may be. Rule 15d-2 further provides that the special financial report is to be filed under cover of the facing sheet appropriate for annual reports of the company.

       Our Form SB-2 registration statement did not contain the certified financial statements contemplated by Rule 15d-2, therefore, as required by Rule 15d-2, these are being filed with the SEC under cover of the facing page of an annual report on Form 10-KSB.

                                     Part IV

Item 14.  Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a)(1)  List of Financial Statements filed as part of the Form 10-K

       The following financial statements of U.S. Laboratories Inc. are filed as part of this Form 10-KSB. Page numbers refer to this Form 10-KSB: See table of contents included with the financial statements.

(a)(2)  List of Financial  Statement  Schedules filed as part of this Form
10-KSB

        None.

(b) Reports on Form 8-K

        Not applicable to this filing.

(c) Exhibits

        None.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                                                        CONTENTS
                                                               December 31, 1998

--------------------------------------------------------------------------------


                                                                         Page

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                        1

FINANCIAL STATEMENTS

   Consolidated Balance Sheet                                           2 - 3

   Consolidated Statements of Operations                                  4

   Consolidated Statements of Stockholders' Equity                        5

   Consolidated Statements of Cash Flows                                6 - 7

   Notes to Consolidated Financial Statements                          8 - 19

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors
U.S. Laboratories Inc.
San Diego, California


We have audited the accompanying consolidated balance sheet of U.S. Laboratories Inc. and subsidiaries as of December 31, 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of U.S. Laboratories Inc. and subsidiaries as of December 31, 1998, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.



SINGER LEWAK GREENBAUM & GOLDSTEIN LLP

Los Angeles, California
April 7, 1999

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                                      CONSOLIDATED BALANCE SHEET
                                                               December 31, 1998

--------------------------------------------------------------------------------


                                     ASSETS

Current assets
   Cash                                                             $  121,782
   Accounts receivable, net of allowance for doubtful accounts
      of $38,241                                                     3,290,353
   Work-in-process                                                     254,782
   Prepaid expenses and other current assets                            45,602
                                                                    ----------

         Total current assets                                        3,712,519

Furniture and equipment, net of accumulated depreciation
   and amortization of $783,695                                        748,059

Excess cost over fair value of net assets acquired, net
   of accumulated  amortization of $442,481                          1,637,427

Deferred offering costs                                                552,738

Other assets                                                           217,984
                                                                    ----------

            Total assets                                            $6,868,727
                                                                    ==========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                          CONSOLIDATED BALANCE SHEET (Continued)
                                                               December 31, 1998

--------------------------------------------------------------------------------


                      LIABILITIES AND STOCKHOLDERS' EQUITY


Current liabilities
   Book overdraft                                                   $  125,635
   Lines of credit                                                     697,744
   Current portion of long-term debt                                   132,048
   Current portion of capitalized lease obligations                     12,498
   Current portion of notes payable                                    515,000
   Accounts payable                                                    581,738
   Accrued payroll and payroll taxes                                   222,641
   Due to stockholder                                                   81,461
   Deferred income tax                                               1,123,606
   Income tax payable                                                  162,708
                                                                    ----------

      Total current liabilities                                      3,655,079

Long-term debt, net of current portion                                 211,383
Capitalized lease obligations, net of current portion                    5,580
Notes payable, net of current portion                                1,165,000
                                                                    ----------

         Total liabilities                                           5,037,042
                                                                    ----------

Commitments and contingencies

Stockholders' equity
   Preferred stock, $0.01 par value
      5,000,000 shares authorized
      none issued and outstanding                                            -
   Common stock, $0.01 par value
      50,000,000 shares authorized
      2,200,000 shares issued and outstanding                           22,000
   Additional paid-in capital                                          970,252
   Retained earnings                                                   839,433
                                                                    ----------

         Total stockholders' equity                                  1,831,685
                                                                    ----------

            Total liabilities and stockholders' equity              $6,868,727
                                                                    ==========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                           CONSOLIDATED STATEMENTS OF OPERATIONS
                                                For the Years Ended December 31,

--------------------------------------------------------------------------------


                                                         1998          1997
                                                      -----------   ----------

Revenue                                               $11,879,948   $7,766,414

Cost of goods sold                                      6,641,110    4,476,952
                                                      -----------   ----------

Gross profit                                            5,238,838    3,289,462

Selling, general, and administrative expenses           4,100,510    2,431,770
                                                      -----------   ----------

Income from operations                                  1,138,328      857,692
                                                      -----------   ----------

Other income (expense)
   Interest expense                                      (177,231)    (130,605)
   Interest income                                          9,252        7,277
   Other income                                            27,795      100,000
   Other expense                                                -     (100,000)
   Gain on sale of furniture and equipment                  4,094        4,912
   Rental income                                           12,640       25,160
   Gain on sale of minority interest                            -       25,229
                                                      -----------   ----------

      Total other income (expense)                       (123,450)     (68,027)
                                                      -----------   ----------

Income before provision for income taxes and
   minority interest                                    1,014,878      789,665

Provision for income taxes                                444,857      345,256
                                                      -----------   ----------

Income before minority interest                           570,021      444,409

Minority interest                                               -      (80,253)
                                                      -----------   ----------

Net income                                            $   570,021   $  364,156
                                                      ===========   ==========

Basic income per share                                $      0.26   $     0.17
                                                      ===========   ==========

Diluted income per share                              $      0.26   $     0.17
                                                      ===========   ==========

Weighted-average shares outstanding                     2,200,000    2,200,000
                                                      ===========   ==========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                                For the Years Ended December 31,

--------------------------------------------------------------------------------

                                                                      Retained
                                  Common Stock          Additional    Earnings
                        ---------------------------       Paid-In   (Accumulated
                             Shares       Amount         Capital      Deficit)         Total
                        ------------  -------------  ------------  ------------- -------------
Balance, December
  31, 1996                 1,709,858  $      17,099  $    380,901  $     (94,744)$     303,256

Net income                                                               364,156       364,156
                        ------------  -------------  ------------  ------------- -------------

Balance, December
  31, 1997                 1,709,858         17,099       380,901        269,412       667,412

Issuance of common
  stock in exchange
  for shares held by
  minority interest
  holders                    490,142          4,901       589,351                      594,252

Net income                                                               570,021       570,021
                        ------------  -------------  ------------  ------------- -------------

Balance, December
  31, 1998                 2,200,000  $      22,000  $    970,252  $     839,433 $   1,831,685
                        ============  =============  ============  ============= =============




              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                For the Years Ended December 31,

--------------------------------------------------------------------------------

                                                            1998          1997
                                                      -----------   ----------
Cash flows from operating activities
   Net income                                         $   570,021  $   364,156
   Adjustments to reconcile net income to net cash
      provided by operating activities
         Amortization                                     110,754       84,724
         Depreciation                                     215,660      181,552
         Gain on sale of furniture and equipment                -       (4,912)
         Recovery of expenses                                   -     (100,000)
         Minority interest                                      -       80,253
         Distributions to minority interests                    -      (20,000)
         Gain on sale of subsidiary stock                       -        9,771
         Deferred income tax                              444,857      275,918
   (Increase) decrease in
      Accounts receivable                              (1,065,457)    (750,149)
      Work in process                                     (73,010)      24,826
      Prepaid expenses                                     31,797       21,008
      Other assets                                        (63,573)     (63,486)
   Increase (decrease) in
      Accounts payable                                    267,698       49,476
      Accrued payroll and payroll taxes                    34,817       46,362
      Other accrued expenses                              (30,085)      (1,251)
      Income tax payable                                        -       69,338
                                                      -----------   ----------

            Net cash provided by operating activities     443,479      267,586
                                                      -----------   ----------

Cash flows from investing activities
   Purchase of furniture and equipment                   (196,259)     (83,798)
   Proceeds from sale of furniture and equipment                -       34,291
   Investment in Wyman Enterprises, Inc., net of
   cash acquired                                         (296,729)           -
   Investment in Professional Services
      Industries, Inc.                                    (13,900)           -
   Investment in Jupiter, Division of Fraser
      Engineering & Testing, Inc.                         (35,000)           -
                                                      -----------   ----------

            Net cash used in investing activities        (541,888)     (49,507)
                                                      -----------   ----------

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                               CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
                                                For the Years Ended December 31,

--------------------------------------------------------------------------------

                                                          1998          1997
                                                      -----------   ----------
Cash flows from financing activities
   Increase (decrease) in book overdraft              $   116,245   $  (69,095)
   Line of credit, net                                     15,907      322,229
   Due to stockholders, net                              (502,820)    (130,421)
   Payments on long-term debt                            (115,507)     (97,660)
   Payments on capitalized lease obligations               (9,021)           -
   Payments on notes payable                                    -     (149,000)
   Deferred offering costs                               (552,738)           -
   Increase in notes payable                            1,230,000            -
   Due from Wyman Testing Laboratories, Inc.              (56,007)           -
                                                      -----------   ----------

            Net cash provided by (used in)
             financing activities                         126,059     (123,947)
                                                      -----------   ----------

               Net increase in cash                        27,650       94,132

Cash, beginning of year                                    94,132            -
                                                      -----------   ----------

Cash, end of year                                     $   121,782   $   94,132
                                                      ===========   ==========


Supplemental disclosures of cash flow information

   Interest paid                                      $   177,231   $  130,605
                                                      ===========   ==========

   Income taxes paid                                  $     2,064   $    2,000
                                                      ===========   ==========


Supplemental  schedule of non-cash investing and financing activities
During the years ended December 31, 1998 and 1997, the Company acquired an automobile and trucks of $225,897 and $124,469, respectively, under note payable agreements.

During the year ended December 31, 1997, the Company recovered expenses in the amount of $100,000 and reduced the note payable to the sellers (see Note 14).

On January 1, 1998, the Company issued 490,142 shares of the Company's common stock to minority interest holders in exchange for all of their shares in the subsidiaries. In connection with the purchase, the Company recorded additional goodwill of $194,924.


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                For the Years Ended December 31,

--------------------------------------------------------------------------------

NOTE 1 - ORGANIZATION AND BUSINESS

       U.S. Laboratories Inc. and subsidiaries (collectively, the "Company") offers engineering and design services, project management, construction quality control, structural engineering and design, environmental engineering and inspection, and testing. The Company has facilities in California, New Jersey, and Florida and grants credit to customers in those states.

       Acquisitions
       In January 1998, the Company purchased all of the shares held by minority stockholders in its subsidiaries for $533,052. The Company issued an aggregate of 439,664 shares of common stock in exchange for the purchase price. The shares were valued using a method similar to previous Company acquisitions. The Company recorded $194,924 in excess of cost over fair value of net assets acquired which is being amortized on a straight-line basis over fifteen years.

       On March 25, 1998, Wyman Testing Laboratories, Inc. ("Wyman"), a majority-owned subsidiary of U.S. Laboratories Inc., acquired certain assets and liabilities of Wyman Enterprises, Inc. The purchase price for the assets was $830,620. The purchase price was paid as follows: (i) $300,000 cash paid upon the closing, (ii) $468,993 notes payable issued to the stockholders of Wyman Enterprises, Inc., and (iii) 50,478 shares of U.S. Laboratories Inc.'s common stock issued to a stockholder of Wyman Enterprises, Inc. valued at $61,200, using a method similar to previous company acquisitions. Wyman recorded $511,200 in excess of cost over fair value of net assets acquired which is being amortized on a straight-line basis over fifteen years. For financial statement purposes, the acquisition occurred on March 31, 1998. The assets acquired were as follows:

            Cash                                                    $   22,690
            Accounts receivable                                        577,681
            Prepaids                                                    29,985
            Furniture and equipment                                     96,952
            Goodwill                                                   511,200
            Liabilities                                               (407,888)
                                                                    ----------
               Total                                                $  830,620
                                                                    ==========


       Subsequent to the year ended December 31, 1998, the Company agreed to give Wyman Enterprises, Inc. an additional $31,007 relating to the purchase price and $71,904 of accounts receivable. Upon this agreement, the Company recorded additional goodwill of $102,911.

       In May 1998, Wyman merged into San Diego Testing Engineers, Inc., a majority-owned subsidiary of the Company, which is the surviving corporation. Each share of Wyman was converted into one-half share of the surviving corporation.

       In May 1998, the Company acquired certain equipment of Professional Services Industries, Inc. ("PSI") for a purchase price of $13,900 which has been paid.

       In May 1998, the Company acquired certain equipment of Jupiter, Division of Fraser Engineering & Testing, Inc. ("Jupiter") for a purchase price of $35,000 which has been paid.


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                For the Years Ended December 31,

--------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       Principles of Consolidation
       The  consolidated  financial  statements  include  the  accounts  of U.S.
       Laboratories  Inc.  and  its  subsidiaries.   All  material  intercompany
       accounts and transactions have been eliminated.

       Cash and Cash Equivalents/Book Overdraft
       For purposes of the statements of cash flows, the Company considers all highly-liquid investments purchased with original maturities of three months or less to be cash equivalents. Book overdraft represents the bank balance at period end, plus deposits in transit, less outstanding checks.

       Furniture and Equipment
       Furniture and equipment, including equipment under capital leases, are recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the estimated useful lives as follows:

                      Automobile and trucks                 3 to 5 years
                      Furniture and fixtures                5 to 7 years
                      Office hardware and software               5 years
                      Machinery and equipment               5 to 7 years
                      Leasehold improvements                     5 years

       Maintenance, repairs, and minor renewals are expensed as incurred. Expenditures for additions and major improvements are capitalized. Gains and losses on disposals are included in the statements of operations.

       Intangibles
       Intangibles consist of goodwill which is being amortized over a fifteen-year period. The Company continually evaluates whether events or circumstances have occurred that indicate the remaining estimated value of goodwill may not be recoverable. When factors indicate that the value of goodwill may be impaired, the Company estimates the remaining value and reduces the goodwill to that amount.

       Deferred Offering Costs
       Amounts paid for costs associated with an anticipated initial public offering ("IPO") are capitalized and will be recorded as a reduction to additional paid-in capital upon the completion of the IPO. The IPO was completed in March 1999.

       Revenue Recognition
       Revenue from services performed, including fixed-price and unit-price contracts, is recorded as earned over the lives of the contract. Revenue from services is recognized when services have been performed and accepted. At the time a loss or a contract becomes known, the entire amount of the estimated ultimate loss is recognized in the financial statements. The Company has not experienced any material losses on these contracts.

       Advertising
       The Company expenses advertising costs as incurred. Advertising costs for the years ended December 31, 1998 and 1997 were $42,882 and $15,699, respectively.


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                For the Years Ended December 31,

--------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

       Income Taxes
       The Company utilizes Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

       Stock Split
       Effective May 30, 1998, the Company effected a 20,324-for-one stock split and on November 9, 1998, effected a one-for-0.8413 reverse stock split. The options and warrants to acquire common stock were unaffected by the reverse stock split. All share and per share data have been retroactively restated to reflect the stock split.

       Estimates
       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       Fair Value of Financial Instruments
       For certain of the Company's financial instruments, including cash, accounts receivable, accounts payable, and other accrued expenses, the carrying amounts approximate fair value due to their short maturities. The amounts shown for long-term debt and capital lease obligations also approximate fair value because current interest rates and terms offered to the Company for similar long-term debt and capital lease obligations are substantially the same.

       Concentrations of Risk
       The Company sells products and provides contract services to construction companies and the military, primarily in California, New Jersey, and Florida. It also extends credit based on an evaluation of the customer's financial condition, generally without requiring collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses.

       Net Income Per Share
       For the year ended December 31, 1998, the Company adopted SFAS No. 128, "Earnings per Share." Basic earnings per share is computed by dividing net income to common stockholders by the weighted-average number of common shares outstanding.

       Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive.


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                For the Years Ended December 31,

--------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

       Comprehensive Income
       For the year ended December 31, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting comprehensive income and its components in a financial statement. Comprehensive income as defined includes all changes in equity (net assets) during a period from non-owner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities. Comprehensive income is not presented in the Company's financials statements since the Company did not have any of the items of comprehensive income in any period presented.

       Recently Issued Accounting Pronouncements
       SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," is effective for financial statements with fiscal years beginning after June 15, 1999. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The Company does not expect adoption of SFAS No. 133 to have a material effect, if any, on its financial position or results of operations.

       SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise," is effective for financial statements with the first fiscal quarter beginning after December 15, 1998. The Company does not expect adoption of SFAS No. 134 to have a material effect, if any, on its financial position or results of operations.

       SFAS No. 135, "Rescission of FASB Statement No. 75 and Technical Corrections," is effective for financial statements with fiscal years beginning February 1999. This statement is not applicable to the Company.

NOTE 3 - CASH

       The Company maintains cash deposits at banks located in California, Florida, and New Jersey. Deposits at each bank are insured by the Federal Deposit Insurance Corporation up to $100,000. As of December 31, 1998, uninsured portions of balances held at banks aggregated to $53,778. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                For the Years Ended December 31,

--------------------------------------------------------------------------------

NOTE 4 - FURNITURE AND EQUIPMENT

       Furniture and equipment at December 31, 1998 consisted of the following:

      Automobile and trucks                                         $  621,719
      Furniture and fixtures                                           291,199
      Office hardware and software                                      91,918
      Machinery and equipment                                          423,846
      Leasehold improvements                                           103,072
                                                                    ----------

                                                                     1,531,754

            Less accumulated depreciation and amortization             783,695
                                                                    ----------

               Total                                                $  748,059
                                                                    ==========


       Depreciation and amortization expense for the years ended December 31, 1998 and 1997 was $215,660 and $181,552, respectively.

NOTE 5 - LINES OF CREDIT

      Amounts due on the lines of credit at December 31, 1998 are as follows:

      In May 1998, the  Company  entered  into a
        $1,700,000  line of credit  with a bank,
        maturing  on May 1,  1999.  Interest  is
        payable  on a  monthly  basis  at  prime
        (7.75%  at  December  31,   1998).   The
        maximum  advance rate is 75% of accounts
        receivable  aged 90 days  or  less.  The
        line is guaranteed by a UCC-1  financing
        statement,  covering a  majority  of the
        Company's  assets,  dated May 27,  1998,
        and   personally   guaranteed   by   the
        majority stockholder.  In November 1998,
        the  Company   refinanced  the  line  of
        credit into a  $1,200,000  note  payable
        (see Note 7) and remaining $500,000 as a
        line of credit with the above terms.                        $  413,160

      In July  1998, the  Company entered into a
        $500,000  line  of  credit  with a bank,
        payable upon  demand,  but no later than
        July 1, 2000.  Interest  is payable on a
        monthly  basis at the  bank's  reference
        rate.   A   portion   of  the   line  is
        guaranteed  by the majority  stockholder
        and  the   majority  of  the   Company's
        assets.                                                        284,584
                                                                    ----------
                                   Total                            $  697,744
                                                                    ==========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                For the Years Ended December 31,

--------------------------------------------------------------------------------

NOTE 6 - LONG-TERM DEBT

      Long-term debt at December 31, 1998 consisted of the following:

           Notes  payable to  Toyota  Motor Credit  Corporation,
             collateralized by applicable equipment.  The notes
             are currently due in aggregate monthly payments of
             $448  including  interest  from 9.19% to 11.9% per
             annum.                                                 $    3,132

           Notes    payable   to    General     Motors   Credit
             Corporation,    collateralized    by    applicable
             equipment.   The  notes  are   currently   due  in
             aggregate  monthly  payments  of $3,694  including
             interest from 7.95% to 13.5% per annum.                   122,825

           Notes  payable  to Barnett Bank,  collateralized  by
             applicable equipment.  The notes are currently due
             in aggregate  monthly payments of $3,911 including
             interest from 7.74% to 10.74% per annum.                   83,734

           Notes  payable  to  Ford Motor  Credit  Corporation,
             collateralized by applicable equipment.  The notes
             are currently due in aggregate monthly payments of
             $4,366 including interest from 7.99% to 12.66% per
             annum.                                                    133,740
                                                                    ----------
                                                                       343,431
            Less current portion                                       132,048
                                                                    ----------
                  Long-term portion                                 $  211,383
                                                                    ==========

      The following is a schedule by years of future maturities of long-term debt:

             Year Ending
            December 31,
            ------------
               1999                                                 $  132,048
               2000                                                     74,160
               2001                                                     75,571
               2002                                                     50,277
               2003                                                     10,105
               Thereafter                                                1,270
                                                                    ----------
                  Total                                             $  343,431
                                                                    ==========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                For the Years Ended December 31,

--------------------------------------------------------------------------------

NOTE 7 - NOTES PAYABLE

      Notes payable consisted of the following at December 31, 1998.

           Note payable  to  stockholder of Wyman  Enterprises,
             Inc.  in  connection  with  the  acquisition.  The
             amount is to be paid in four  annual  installments
             of $37,500 beginning March 25, 1999. Subsequent to
             the IPO, $37,500 was paid.                             $  150,000

           Note payable to  stockholder of  Wyman  Enterprises,
             Inc.  in  connection  with  the  acquisition.  The
             amount is to be paid in four  annual  installments
             of $37,500  beginning March 25, 1999 with one lump
             sum  payment  of  $150,000  due at the  earlier of
             October 1, 1999, or the 30 days following the IPO.
             Subsequent to the IPO, $187,500 was paid.                 300,000

           Note  payable to  stockholders of Wyman Enterprises,
             Inc.  in  connection  with  the  acquisition.  The
             amount is payable  upon  demand  and  non-interest
             bearing.  Subsequent  to the IPO, the total amount
             was paid.                                                  50,000

           Note  payable  to bank starting  January  1999.  The
             note was interest  only through  December 31, 1998
             at the  prime  rate.  The  amount is to be paid in
             monthly installments of $20,000,  plus interest at
             the prime.  The note is  secured by  substantially
             all  of  the  Company's   assets  and   personally
             guaranteed by the majority stockholder. Subsequent
             to the IPO, the total amount was paid.                  1,180,000
                                                                    ----------
                                                                     1,680,000
      Less current portion                                             515,000
                                                                    ----------
                  Long-term portion                                 $1,165,000
                                                                    ==========


      The following is a schedule by years of future maturities of notes payable:

             Year Ending
            December 31,

               1999                                                 $  515,000
               2000                                                    315,000
               2001                                                    315,000
               2002                                                    315,000
               2003                                                    220,000
                                                                    ----------

                  Total                                             $1,680,000
                                                                    ==========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                For the Years Ended December 31,

--------------------------------------------------------------------------------

NOTE 8 - RELATED PARTY TRANSACTIONS

       Due to Stockholder
       At December 31, 1998, the Company had amounts due to the majority stockholder of $81,461. The amounts are non-interest bearing and are payable upon demand.

       Stockholder Management Fees
       During the year ended December 31, 1998 and 1997, the Company expensed $92,052 and $181,067, respectively, in management fees to a stockholder. The management fees are based upon 5% of net sales of a subsidiary.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

       Leases
       The Company has entered into non-cancelable operating leases for its corporate offices and facilities in California, New Jersey, and Florida. The Company has the option to extend certain leases.

       Future minimum rental commitments under lease agreements with initial or remaining terms of one year or more at December 31, 1998 are as follows:

            Year Ending
            December 31,
            ------------
               1999                                                 $  275,000
               2000                                                    231,000
               2001                                                    167,000
               2002                                                    116,000
               2003                                                     39,000
                                                                    ----------

                  Total                                             $  828,000
                                                                    ==========

       Rent expense was approximately $301,598 and $316,685 for the years ended December 31, 1998 and 1997, respectively.

       Capitalized Lease Obligations
       Upon the acquisition of Wyman Enterprises, Inc., the Company assumed three capitalized lease obligations. The agreements are payable in aggregate monthly payments of principal and interest of $1,477, expiring through May 2000. The agreements are collateralized by applicable equipment.

       Litigation
       The Company is involved in certain legal proceedings and claims which arise in the normal course of business. Management does not believe that the outcome of these matters will have a material adverse effect on the Company's consolidated financial position or results of operations.

       Employment Agreements
       In May 1998, the Company entered into three-year employment agreements with certain key employees of the Company. The agreements require aggregate monthly payments of approximately $59,000.


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                For the Years Ended December 31,

--------------------------------------------------------------------------------

NOTE 9 - COMMITMENTS AND CONTINGENCIES (Continued)

       Incentive Programs
       In July 1998, the Company entered into incentive program agreements with certain members of Company management. The agreements call for bonuses of 3% and 7% of pre-tax profits based upon the Company's performance. Additionally, up to 5% of individual subsidiary pre-tax profits may be distributed to employees based on performance of those subsidiaries. As of December 31, 1998, accrued bonuses amounted to $40,000, which were paid in 1999.

NOTE 10 - PROFIT SHARING PLAN

       The Company has a voluntary profit sharing plan which covers substantially all eligible full-time employees who meet the plan requirements. Annual employer contributions are based on a years of service vesting schedule. Employer contributions for the years ended December 31, 1998 and 1997 were $19,525 and $26,900, respectively.

NOTE 11 - INCOME TAXES

       A reconciliation of the expected income tax computed using the federal statutory income tax rate to the Company's effective income tax rate for the years ended December 31 is as follows:

                                                             1998        1997
                                                          ---------   ----------
         Income tax computed at federal statutory
           tax rate                                          34.0%        34.0%
         State taxes, net of federal benefit                  5.6          6.5
         Non-deductible goodwill amortization and other       4.2          3.2
                                                          ---------   ----------
               Total                                         43.8%        43.7%
                                                          =========   ==========

       Significant   components  of  the  Company's   deferred  tax  assets  and
       liabilities for income taxes for the year ended December 31, 1998 consisted of the following:

       Deferred tax assets
       Accrued payroll and other expenses                         $    333,978
       Net operating loss                                               15,010
       State taxes                                                      74,372
                                                                  ------------

                                                                       423,360
                                                                  ------------
       Deferred tax liabilities
       Accounts receivable                                           1,366,155
       Work-in-progress                                                105,785
       Depreciation                                                     11,334
       Other - property                                                 63,692
                                                                  ------------

                                                                     1,546,966
                                                                  ------------

                  Net deferred tax liability                      $ (1,123,606)
                                                                  ============
              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                       U.S. LABORATORIES INC. AND SUBSIDIARIES
                                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                              For the Years Ended December 31,

------------------------------------------------------------------------------

NOTE 11 - INCOME TAXES (Continued)

       The components of the income tax provision for the years ended December 31 are as follows:

                                                          1998          1997
                                                      -----------   ----------
            Current
               Federal                                $         -   $   58,938
               State                                          800       10,400
                                                      -----------   ----------
                                                              800       69,338
                                                      -----------   ----------
            Deferred
               Federal                                    357,000      214,302
               State                                       87,057       61,616
                                                      -----------   ----------

                                                          444,057      275,918
                                                      -----------   ----------

                  Total                               $   444,857   $  345,256
                                                      ===========   ==========

NOTE 12 - STOCK OPTION PLAN

       In July 1998, the Board of Directors adopted and approved the 1998 Stock Option Plan (the "Option Plan") under which a total of 500,000 shares of common stock have been reserved for issuance. Options under this plan may be granted to employees, officers, directors, and consultants of the Company. The exercise price of the options is determined by the Board of Directors, but the exercise price may not be less than 100% of the fair market value on the date of grant. Options vest over periods not to exceed five years. In July 1998, the Company had 395,000 stock options outstanding at an exercise price ranging from $5.00 to $5.50 per share, of which 238,632 stock options were exercisable.

       In November 1998, the Company cancelled all of its outstanding options, and the Board of Directors approved the grant of 395,000 stock options at an exercise price ranging from $6.00 to $6.60 per share, of which 238,632 stock options are exercisable. The Board of Directors also approved the grant of an additional 62,500 options to various employees under the plan.

       The Company has adopted only the disclosure provisions of SFAS No. 123. It applies Accounting Principles Bulletin ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans and does not recognize compensation expense for its stock-based compensation plans other than for restricted stock and options/warrants issued to outside third parties. If the Company had elected to recognize compensation expense based upon the fair value at the grant date for awards under its plan consistent with the methodology prescribed by SFAS No. 123, the Company's net income and earnings per share would be reduced to the pro forma amounts indicated below for the years ended December 31, 1998 and 1997:

                                                          1998          1997
                                                      ------------  ------------
      Net income
          As reported                                 $    570,021  $    364,156
          Pro forma                                   $     25,455  $    364,156
      Basic earnings per common share
          As reported                                 $       0.26  $       0.17
          Pro forma                                   $       0.01  $       0.17

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                For the Years Ended December 31,

--------------------------------------------------------------------------------

NOTE 12 - STOCK OPTION PLAN (Continued)

       These pro forma amounts may not be representative of future disclosures because they do not take into effect pro forma compensation expense related to grants made before 1995. The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for the year ended December 31, 1998. (There were no options granted during the year ended December 31, 1997.): dividend yield of 0%, expected volatility of 0%, risk-free interest rate of 4.3%, and expected life of three years. The weighted-average fair value of options granted during the year ended December 31, 1998 for which the exercise price equals the market price on the grant date was $4.16, and the weighted-average exercise price was $6.00. The weighted-average fair value of options granted during the year ended December 31, 1998 for which the exercise price was greater than the market price on the grant date was $4.07, and the weighted-average exercise price was $6.60.

       The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

       The following summarizes the stock option transactions under the stock option plan:

                                                                       Weighted-
                                                            Stock        Average
                                                          Options       Exercise
                                                      Outstanding          Price
                                                      -----------       --------

            Balance, December 31, 1997                          -       $      -
            Granted                                       395,000       $   6.22
                                                     ------------

            Balance, December 31, 1998                    395,000       $   6.22
                                                      ===========

               Exercisable, December 31, 1998             238,632       $   6.08
                                                      ===========

        The weighted-average remaining contractual life of the options is two years at December 31, 1998.

NOTE 13 - WARRANTS

        In July 1998, the Board of Directors approved the grant of 150,000 stock warrants to certain employees of the Company. The warrants entitle the holder to purchase Company common stock at a price of $5.00 per share. The warrants are exercisable the earlier of (i) the date on which the closing price of a share of the Company's common stock as reported on the NASDAQ Small-Cap Market is greater than $12.00 or (ii) the date on which the audited consolidated earnings for the fiscal year ending December 31, 1998, or any fiscal year thereafter, are at least twice the base period earnings of $841,041. The warrants expire upon termination or November 9, 2003.

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                For the Years Ended December 31,

--------------------------------------------------------------------------------

NOTE 13 - WARRANTS (Continued)

        In November 1998, the Company cancelled all of its outstanding warrants, and the Board of Directors approved the grant of 150,000 stock warrants to certain employees of the Company. The warrants entitle the holder to purchase Company common stock at a price of $6.00 per share. The warrants are exercisable the earlier of (i) the date on which the closing price of a share of the Company's common stock as reported on the NASDAQ Small-Cap Market is greater than $12.00 or (ii) the date on which the audited consolidated earnings for the fiscal year ending December 31, 1998, or any fiscal year thereafter, are at least twice the base period earnings of $841,041. The warrants expire upon termination or November 9, 2003.

NOTE 14 - OTHER INCOME (EXPENSE)

        On January 31, 1994, U.S. Laboratories Inc. purchased 80% of Professional Engineering & Inspection Company, Inc. ("PEICO") for a purchase price of $1,500,000. The purchase price was paid as follows:
        $750,000 cash paid upon the closing, and the remaining $750,000 payable $250,000 per year starting January 31, 1995. In 1997, certain liabilities arose after the sale of PEICO, which were recoverable from the sellers by the Company. The Company negotiated with the sellers a reduction of $100,000 in the final payment due to the sellers.

NOTE 15 - YEAR 2000 ISSUE

        The Company is conducting a comprehensive review of its computer systems to identify the systems that could be affected by the Year 2000 Issue and is developing an implementation plan to resolve the Issue.

        The Issue is whether computer systems will properly recognize date-sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. The Company is dependent on computer processing in the conduct of its business activities.

        Based on the review of the computer systems, management does not believe the cost of implementation will be material to the Company's financial position and results of operations.

NOTE 16 - SUBSEQUENT EVENTS

        In March 1999, the Company completed an IPO in which it sold 1,000,000 shares of common stock at $6.00 per share. Gross proceeds from the sale were $6,000,000.


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                   SIGNATURES

    Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on May 10, 1999.

                                U. S. LABORATORIES INC.

                                By   /S/ DICKERSON WRIGHT
                                     Dickerson Wright
                                     President and Chief Executive Officer


    Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature                                           Title                                   Date
---------                                           -----                                   ----

/S/  DICKERSON  WRIGHT                    Chief  Executive  Officer,   President,      May 10, 1999
Dickerson  Wright                         and Chairman of the Board


/S/GARY ELZWEIG                          Executive Vice President and Director         May 10, 1999
Gary Elzweig


/S/  DONALD C. ALFORD                    Executive Vice President and Director         May 10, 1999
Donald C. Alford


/S/  MARK BARON                          Executive Vice President and Director         May 10, 1999
Mark Baron


/S/  MARTIN B. LOWENTHAL                 Executive Vice President and Director         May 10, 1999
Martin B. Lowenthal


/S/  JAMES D. WAIT                       Chief Financial Officer, Secretary,           May 10, 1999
James D. Wait                            and Director (Chief Financial and
                                         Accounting Officer)


/S/  THOMAS H. CHAPMAN                   Director                                      May 10, 1999
Thomas H. Chapman


/S/  JAMES L. MCCUMBER                   Director                                      May 10, 1999
James L. McCumber


/S/  ROBERT E. PETERSEN                  Director                                      May 10, 1999
Robert E. Petersen


/S/   NOEL SCHWARTZ                      Director                                      May 10, 1999
Noel Schwartz


/S/   IRVIN FUCHS                        Director                                      May 10, 1999
Irvin Fuchs